VERSION **1.2**
FORM

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING AS WELL AS SECTION 4(A)(2) AND REGULATION D 506(C) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Surge Holdings Inc.

SAFER AGREEMENT

(Simple Agreement for Future Equity with Repurchase)

THIS CERTIFIES THAT in exchange for the payment by [ENTITY NAME]______ (the "**Investor**") of $[AMOUNT]__________ (the "**Purchase Amount**") on [EFFECTIVE DATE]__ to Surge Holdings Inc. a Delaware Corporation (the "**Company**"), the Company grants the Investor the right to certain shares of the Company's Capital Stock, along with the right to receive certain Repurchase Payments, subject to the terms described herein.

The "**Honeymoon Period**" expires on the 1st year anniversary of the date of this Safer.

The "**Post-Money Valuation Cap"** is $8,500,000.

The "**Repurchase Percentage**" is 90.00%.

The "**Revenue Percentage**" is 4.735% based on total funds raised on these terms both through Regulation Crowdfunding and Regulation D ("Aggregate Purchase Amount"), of at least $700,000. If the Aggregate Purchase Amount is less than $700,000, the Revenue Percentage will be prorated ("Prorated Revenue Percentage"). For example, if the Aggregate Purchase Amount is $375,000, the Prorated Revenue Percentage will be 2.3675%. The individual Investor's proportionate share of the Revenue Percentage is calculated by dividing their Purchase Amount by the Aggregate Purchase Amount, then multiplying that by the Revenue Percentage or Prorated Revenue Percentage ("Investors Revenue Percentage")

The **"Target Return"** is the Purchase Amount multiplied by the Target Return Percentage.

The "**Target Return Percentage"** is 250% (2.5x) for Regulation Crowdfunding investments up to $150,000 and then after, 200% (2x).

This Safer agreement is being offered on both a Regulation Crowdfunding platform and via Regulation D concurrently. The terms within apply to both.

See Section 2 for certain additional defined terms.

1. **EVENTS.**

    (a) **Liquidity Event.** If a Liquidity Event occurs before this Safer terminates, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, payable immediately before or concurrent with the Liquidity Event, equal to the greater of (i) the Safer Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Safer Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

    (b) **Dissolution Event.** If a Dissolution Event happens before this Safer terminates, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, payable immediately prior to the Dissolution Event.

    (c) **Liquidation Priority.** In a Liquidity Event or Dissolution Event, this Safer functions like standard non-participating Preferred Stock. The Investor's right to receive the Cash-Out Amount is:

        (i) Subordinate to payments of outstanding debt and creditor claims, including contractual payment claims and convertible promissory notes (as long as these notes are not converted into Capital Stock);

        (ii) Equal to payments for other Safers, other convertible instruments and/or Preferred Stock, with any insufficient Proceeds distributed proportionally among the Investor and other Safer, convertible instrument and/or Preferred Stockholders; and

        (iii) Prior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safers and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

    (d) **Repurchase Payments.** Starting the first calendar quarter after the expiration of the Honeymoon Period, the Company will make quarterly Repurchase Payments to the Investor equal to: (i) the Company's top line (i.e., gross) revenue in each given quarter *multiplied by* (ii) the Revenue Percentage. If the Company has no revenue in a quarter, no payment is due for such quarter. The Company will continue to make quarterly Repurchase Payments until the sum of Repurchase Payments equals the Target Return. Repurchase Payments shall be paid by Company within 30 days from the last calendar day of the applicable quarter in which such Company's top line (i.e. gross) revenues have accrued.

2

(e) **Termination.** This Safer will automatically terminate upon the issuance or payment of Proceeds owed to the Investor according to Section 1(a) or 1(b).

2. DEFINITIONS.

"**Capital Stock**" refers to all classes of the Company's stock, including, without limitation, the "**Common Stock**" and "**Preferred Stock**".

"**Change of Control**" refers to any of the following events: (a) an individual or group acquires more than 50% of the Company's voting securities; (b) a reorganization, merger, or consolidation in which existing securityholders retain less than a majority of voting power; or (c) the sale or disposition of most of the Company's assets.

"**Converting Securities**" refers to securities that can be converted into Capital Stock, including this Safer, other Safers, safes, convertible promissory notes, and other convertible securities.

"**Direct Listing**" refers to the Company's initial listing of its Common Stock on a national securities exchange, without the involvement of underwriters.

"**Dissolution Event**" occurs when the Company voluntarily terminates operations, makes a general assignment for the benefit of creditors, or undergoes another form of liquidation, dissolution, or winding up (excluding a Liquidity Event).

"**Dividend Amount**" is calculated as the per-share dividend on Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (considering the dividend date as a Liquidity Event for calculation purposes).

"**Initial Public Offering**" refers to the closing of the Company's first underwritten offering of Common Stock registered under the Securities Act.

"**Liquidity Capitalization**" is determined immediately before a Liquidity Event and includes all outstanding Capital Stock, issued Options, Converting Securities, and excludes the Unissued Option Pool.

"**Liquidity Event**" occurs in the case of a Change of Control, Direct Listing, or Initial Public Offering.

"**Liquidity Price**" is calculated as the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" include various types of securities, such as options, restricted stock awards, RSUs, SARs, and warrants, whether vested or unvested.

"**Proceeds**" consist of cash and other assets legally available for distribution that result from a Liquidity Event or Dissolution Event.

"**Promised Options**" are ungranted Options that are promised based on certain criteria related to a Liquidity Event.

"**Repurchase Amount**" is a dollar amount calculated as Purchase Amount *multiplied by* the Repurchase Percentage.

"**Repurchase Payments**" are the periodic payments made by the Company to the Investor under this Safer, due quarterly following expiration of the Honeymoon Period, calculated as (a) the Company's top-line (i.e., gross) revenue in the applicable quarterly period multiplied by (b) the Revenue Percentage.

"**Safer**" refers to a financial instrument that provides a future right to shares of Capital Stock along with periodic payments of a certain percentage of the Company's revenues up to the Target Return, purchased by investors to fund the Company's business operations. References to "this Safer" mean this specific instrument.

"**Safer Amount**" is calculated as:

(a)   the Purchase Amount;

minus

(b)   the product of (i) the quotient of (1) the aggregate Repurchase Payments actually paid under this Safer, *divided by* (2) the Target Return, *multiplied by* (ii) the Repurchase Amount;

plus

(c)   the difference between (i) the Target Return and (ii) the aggregate Repurchase Payments actually paid under this Safer.

Exhibit A hereto provides an example calculation of the Safer Amount.

"**Unissued Option Pool**" consists of shares of Capital Stock that are reserved, available for future grant, and not subject to any outstanding Options or Promised Options under any Company equity incentive or similar plan.

3.   **COMPANY REPRESENTATIONS**

(a)   **Existence and Power.** The Company is a duly organized, validly existing corporation in good standing under the laws of its state of incorporation. It has the power and authority to own, lease, and operate its properties and conduct its business as it is currently being conducted.

(b)   **Authority and Enforceability.** The Company has the right and authority to execute, deliver, and perform its obligations under this Safer. This action has been duly authorized by all necessary corporate actions. This Safer represents a legal, valid, and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, and other laws affecting creditors' rights generally, and by principles of equity. The Company is not in violation of its current certificate of incorporation or bylaws and, to the Company's knowledge, the Company is not in violation of any material statute, rule, regulation, debt, or contract applicable to the Company, which, in each case, such violation or default, individually, or together with all such violations or defaults could reasonably be expected to have a materially adverse effect on the Company.

(c) **Non-Contravention.** The execution, delivery, and performance of this Safer will not result in any violation of, be in conflict with, or constitute a default under any applicable law, rule, regulation, judgment, or decree, or any agreement to which the Company is a party, or by which the Company is bound. The performance and consummation of the transactions contemplated by this Safer do not and will not: (i) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (ii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) **Consents and Approvals.** No consents or approvals are required for the Company to execute, deliver, and perform its obligations under this Safer, other than corporate approvals from the Company, any qualifications or filings under applicable securities laws, and necessary corporate approvals for the authorization of Capital Stock issuable under Section 1.

(e) **Intellectual Property.** The Company possesses or can reasonably obtain all necessary legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as it is currently conducted and as it is currently proposed to be conducted ("Company Intellectual Property"), without any conflict or infringement of the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person or entity. No third party is infringing or violating any of the Company Intellectual Property that is owned by the Company ("Company Owned Intellectual Property"). The Company is taking security measures to protect the secrecy and the confidentiality of the Company Intellectual Property, which measures are reasonable and customary in the industry in which the Company operates. All personnel (including founders, employees, agents, consultants and contractors), who have contributed to or participated in the conception and/or development of the Company Owned Intellectual Property have executed nondisclosure agreements with the Company and has accorded the Company full and exclusive ownership of all rights whatsoever in all tangible and intangible property rights thereby arising or relating thereto.

(f) **Taxes.** The Company has filed all tax returns and reports required by applicable laws in a timely manner and has fully paid all its tax obligations and other assessments due.

(g) **Related-Party Transactions.** All agreements, understandings, obligations, liabilities and contracts, whether written or oral, between the Company and any of its current or past founders, shareholders, officers, directors, and any party related thereto, have been, to the extent required under applicable law, properly approved by the board and shareholders of the Company (as applicable) and disclosed to the Investor.

(h) **Litigation.** No action, proceeding or governmental inquiry or investigation is pending or, to the Company's knowledge, threatened, against the Company or any of its founders, officers, directors or employees (in their capacity as such), or against the Company's properties, before any court, arbitration board or tribunal or administrative or other governmental agency, nor is the Company aware of any fact which is reasonably expected to result in any such proceedings.

(i) **Employment.** The Company has complied in all material respects with all applicable employment laws, policies, procedures and agreements relating to employment, terms and conditions of employment and to the proper withholding and remission to the proper tax and other authorities of all sums required to be withheld from employees or persons deemed to be employees under applicable laws respecting such withholding. The Company has no employment contract with any officer or employee or any other consultant or person, which is not terminable by it at will without liability, upon thirty (30) days prior notice. The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union. Neither the employment by the Company of any of its employees or consultants (including the Company's founders), constitutes, or is likely to constitute, a breach of any of such persons' obligations to third parties and former employers, including non-competition, non-solicitation, intellectual property ownership, or confidentiality obligations.

(j) **Full Disclosure.** There is no material fact or information that has not been disclosed to the Investor by the Company and would reasonably affect an investor's decision to participate in the transaction contemplated hereunder (provided that material fact or information exclude any generally available information in connection with the industry or field in which the Company operates). Neither this instrument nor any document delivered by the Company in connection herewith contains any untrue statement of a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.

4. **INVESTOR REPRESENTATIONS**

(a) **Authority of Investor.** The Investor has the full legal capacity, power, and authority to execute and deliver this Safer and to perform its obligations under this Safer. This Safer constitutes a valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as may be limited by bankruptcy, insolvency, or other laws affecting the enforcement of creditors' rights generally and by general principles of equity.

INVESTOR RIGHTS. Until the Safer is terminated, the Company shall deliver to the Investor, within ninety (90) days after each fiscal year of the Company, unaudited consolidated financial statements. Investor agrees to keep confidential any confidential information provided to or learned by it in connection with its rights under this Safer.

5. **MISCELLANEOUS**

(a) **Modifications.** This Safer may be amended, waived, or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safers with the same Post-Money Valuation Cap as this Safer. Amendments, waivers, or modifications must not affect the Purchase Amount and must treat all relevant holders in the same manner.

(b) **Notices.** Any notice required or permitted by this Safer will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid.

(c) **Shareholder Rights.** The Investor is not entitled to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safer be construed to confer on the Investor any rights of a Company stockholder until shares have been issued. However, if the Company pays a dividend on outstanding shares of Common Stock while this Safer is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) **Assignment.** Neither this Safer nor the rights in this Safer are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other. However, this Safer and/or its rights may be assigned by the Investor to the Investor's estate, heirs, executors, administrators, guardians and/or successors, or to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor.

(e) **Severability.** If any provision of this Safer is held to be invalid, illegal, or unenforceable, such provision(s) will be deemed null and void and will not affect any other provision of this Safer. The remaining provisions of this Safer will remain operative and in full force and effect.

(f) **Governing Law.** All rights and obligations under this Safer will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) **Tax Characterization.** The parties acknowledge and agree that for U.S. federal and state income tax purposes, this Safer is intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safer consistent with the foregoing intent for all U.S. federal and state income tax purposes.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safer to be duly executed and delivered as of the date first written above.

Surge Holdings Inc.

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Address: 251 Little Falls Drive Wilmington DE 19808

_____

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: 1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

_____

Email: updates@wefunder.com

Exhibit A

Safer Amount Calculation Example

"**Safer Amount**" is calculated as:

      (a)   the [Purchase Amount];

minus

      (b)   the product of (i) the quotient of (1) the aggregate [Repurchase Payments] actually paid under this Safer, *divided by* (2) the [Target Return], *multiplied by* (ii) the [Repurchase Amount];

plus

      (c)   the difference between (i) the [Target Return] and (ii) the aggregate [Repurchase Payments] actually paid under this Safer.

Example Theoretical Calculation Example Scenario (for Exhibit A mathematical illustration purposes only. This does not constitute a promise of actual results or projections)

The investor invests $70,000 and is therefore entitled to 0.4735% (10% of the total Revenue Percentage) of future gross revenues up to $175,000 (250% of Purchase Amount).

Theoretically, the company generates a total of $35,000,000 in aggregate gross revenue before a hypothetical acquirer acquires it.

In this illustrative scenario, the investor would have been repaid a total of $165,725 (Repurchase Payments), leaving a Safer Amount of $19,614 to be converted into equity: ($70,000 - (($165,725 /$175,000) * $63,000) + ($175,000 - $165,725).

Theoretically, if the hypothetical acquirer of the company paid $25,000,000, the investor would receive an additional $57,688, assuming the investor's valuation cap was $8,500,000:

$8,500,000/$25,000,000=$0.340.

 $19,614/$0.340=$57,688

Thus, in total, the investor in this mathematical example would be paid $223,413 (~27.7% more than the Target Return), which equals a share of the terminal value of the company plus the aggregate repurchase payments made.